                                                                    EXHIBIT 99.3


                               ACETEX CORPORATION

                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDING DECEMBER 31, 2004

                       DATED THIS 29TH DAY OF MARCH, 2005

OVERALL PERFORMANCE

Acetex Corporation operates two primary businesses, its Acetyls Business and its Specialty Polymers and Films Business. The Acetyls Business manufactures and sells globally acetic acid, vinyl acetate monomer and acetic acid derivatives. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries. The Specialty Polymers and Films Business manufactures and sells specialty polymers, which are used in a variety of plastic products, and films which are used in the agricultural, horticultural and construction industries.

Both our Acetyls and Specialty Polymers and Films businesses are cyclical and driven by the global supply/demand conditions for the products. The demand for our products is influenced by global economic growth while the supply is impacted by global capacity additions and expansions as well as plant closures. New capacity generally requires significant lead time in excess of three years.

Acetex Corporation earnings showed improvement of $11.9 million U.S. relative to the previous year (2003 net loss of $19 million U.S. to 2004 net loss of $7.1 million U.S.), as plastics and chemicals demand improved from the recessionary conditions of the previous years. Acetex was able to implement numerous price increases and published sources also noted price increases for many of Acetex' products. While feedstock costs also increased significantly, Acetex was able to expand its per unit margins.

ANNUAL FINANCIAL INFORMATION

The following table sets forth selected statement of operations data, other data, balance sheet data and operating data for the Company. The selected financial data for the years ended December 31, 2000 through 2004 are derived from the consolidated financial statements which have been audited by KPMG.

                                                                       YEARS ENDED DECEMBER 31
                                                       --------------------------------------------------
                                                         2000       2001       2002       2003       2004
                                                       --------------------------------------------------
STATEMENT OF OPERATIONS DATA:
  Sales..............................................  $236.7     $249.0     $233.7     $366.9     $530.7
  Expenses:
  Amortization.......................................    16.6       14.9       16.2       23.1       29.5
  Cost of goods sold.................................   177.9      198.5      194.6      307.2      440.8
  Selling, general and administrative................     7.0        8.8       10.7       15.1       25.8
  Research and development...........................     0.6        0.8        1.1        2.4        4.4
  Operating earnings.................................    34.6       26.0       11.0       17.4       30.2
  Equity in net income of Erfei......................    (0.8)      (0.3)      --          0.3        0.9
  Interest (expense) - net...........................   (17.4)     (18.3)     (20.5)     (25.1)     (30.8)
  Loss on debt refinancing...........................    --         (6.3)      --         --         --
  Foreign exchange gain (loss) and other.............     0.5        0.5       (3.5)     (13.3)      (2.8)
  Transaction Expenses                                                                               (4.0)
  Income taxes.......................................    --         --         --         --         (0.7)
  Net income (loss)..................................    16.9        1.6      (12.9)     (19.0)      (7.1)
OTHER DATA:
  Capital expenditures...............................  $ 11.1     $  2.9     $ 12.9     $  7.0     $ 17.5
  Cash flow from operations                              36.8       15.8       17.8       14.0       33.0
  EBITDA (a).........................................    50.9       41.1       23.8       29.3       53.9
  Amortization.......................................    16.6       14.9       16.2       23.1       29.5
  Ratio of EBITDA to net interest expense (a)(c).....     3.1x       2.8x       1.5x       1.3x       1.8x
BALANCE SHEET DATA (END OF PERIOD):
  Working capital....................................  $ 63.7     $ 78.9     $ 77.7     $119.5     $122.3
  Total assets.......................................   244.7      234.2      263.9      473.6      495.8
  Long-term debt.....................................   180.0      190.0      190.0      294.1      286.4
  Total net assets...................................    (2.4)      (7.0)       9.1       64.4       72.8
EXCHANGE RATE DATA (US$ PER EURO):
  Average exchange rate..............................     0.922      0.895      0.945      1.131      1.243
  End of period exchange rate........................     0.931      0.881      1.049      1.263      1.362


(a) EBITDA is defined as earnings before interest, taxes and amortization. EBITDA is not a measure of operating income, operating performance or liquidity under GAAP. EBITDA is presented because we understand that it is used by some investors to determine a company's ability to incur and service debt. EBITDA should not be considered as an alternative to net income, as an indicator of the operating performance of the Company or as an alternative to cash flows as a measure of liquidity. Other enterprises may calculate EBITDA differently than the Company.

(b) The following table reconciles our cash flow from operating activities to EBITDA calculated in accordance with Canadian GAAP:

                                                                   Years Ended December 31
                                                    ---------------------------------------------------------
                                                       2000         2001         2002        2003        2004
                                                    -------      -------     --------     -------     -------
                                                                    (US dollars in thousands)
Cash provided by operations                         $36,833      $15,839     $ 17,793     $14,012     $32,974
Interest expense, net of non-cash interest           16,511       17,361       19,509      24,250      30,126
Net change in operating assets and liabilities       (1,543)       8,728      (12,551)     (9,631)     (9,122)
Pension expense amortization                           (167)        (499)          36         375        (746)
Other                                                  (772)        (328)        (982)        256         635
                                                    -------      -------     --------     -------     -------
EBITDA                                               50,862       41,101       23,805      29,262      53,867
                                                    -------      -------     --------     -------     -------
                                                    -------      -------     --------     -------     -------


(c) For the purposes of this calculation, net interest expense excludes the amortization of deferred financing costs of $0.7 million in 2004, $0.9 million in 2003, $1.0 million in 2002, $0.9 million in 2001 and $0.9 million in 2000.

                                                          QUARTERLY SUMMARY (UNAUDITED)
               ----------------------------------------------------------------------------------------------------------------
                                2004                                  2003                                  2002
               --------------------------------------  ------------------------------------  ----------------------------------
                         THREE MONTHS ENDED                    THREE MONTHS ENDED                    THREE MONTHS ENDED
               --------------------------------------  ------------------------------------  ----------------------------------
                 MAR 31    JUN 30   SEPT 30    DEC 31   MAR 31   JUN 30   SEPT 30    DEC 31   MAR 31   JUN 30  SEPT 30   DEC 31
               --------  --------  --------  --------  -------  -------  --------  --------  -------  -------  -------  -------
Sales          $127,812  $129,024  $138,173  $135,708  $80,827  $74,687  $ 96,991  $114,425  $55,484  $58,880  $61,931  $57,388
Net earnings
  (loss)       $   (644) $  1,093  $    837  $ (8,425) $ 1,979  $(2,683) $(10,412) $ (7,861) $(5,608) $(7,031) $ 2,539  $(2,823)
Net earnings
  (loss) per
  share
  diluted and
  undiluted    $  (0.02) $   0.03  $   0.02  $  (0.25) $  0.08  $ (0.11) $  (0.34) $  (0.23) $ (0.21) $ (0.27) $ (0.10) $ (0.11)

ACETYLS BUSINESS

OVERVIEW

The revenues of the Acetyls Business are derived primarily from merchant market sales in Europe of its two principal products, acetic acid and VAM, as well as from merchant market sales of polyvinyl alcohol and other acetic acid derivatives. The results of operations are affected by a variety of factors, including variations in the pricing of acetic acid and VAM and in the cost of its principal feedstocks, methanol and natural gas. The Company's products and principal raw materials are globally traded chemical products, the prices of which are linked to the prices charged for such products by United States producers. Accordingly, the Company believes that fluctuations in the value of the US dollar will affect the prices charged by the Company for its products and the prices the Company pays for its principal feedstocks.

Competition in the acetic acid segment of the chemical industry is driven by reliability of supply, process technology and price. Producers in the United States have historically been the lowest cost and highest volume producers of acetic acid products, as well as the main source of products imported into the European and Asian markets. As a result, European prices are influenced by both
(i) the export prices charged by such producers (domestic price plus transatlantic shipping charges and European import duties) and (ii) the value of the US dollar relative to the Euro.

Financial information presented in "Management Discussion and Analysis of Financial Condition and Results of Operations" is presented in accordance with Canadian GAAP.

Derivative products revenues primarily arise from sales of acetic anhydride, PVOH and polyvinyl acetate. For 2004, the Company generated revenues of $26.8 million (2003: $26.9 million) from sales of acetic anhydride, $39.5 million (2003: $37.5 million) from sales of PVOH, and $7.8 million (2003: $6.6 million) from sales of polyvinyl acetate. Collectively, these products represent 83.4% (2003: 88.4%) of derivative revenues.

Acetic anhydride revenues were fairly constant between 2003 and 2004, the result of a decrease in volumes of 4.7% and an increase in annual average selling prices of 4.5%. The increase in polyvinyl alcohol revenues comes from an increase in volumes of 1.9% and in average selling prices of 3.4%. Polyvinyl acetate sales revenues also increased between 2003 and 2004 due to an increase in sales volumes of 8.3% and in average selling prices of 8.1%.

REVENUES

The following table sets forth the dollar amount of historical sales and the percentage of historical sales by product for the years ended December 31, 2000 through December 31, 2004, including revenues from the Company's limited trading and selling of third party acetic acid products and from VAM produced pursuant to toll manufacturing arrangements with CISL and Dairen.

                                                    YEAR ENDED DECEMBER 31,
                      --------------------------------------------------------------------------------
                            2000             2001             2002           2003            2004
                      ---------------   --------------   -------------   -------------   -------------
Acetic acid........   $ 74.0    31.3%   $ 80.8   32.4%   $ 80.1    34%   $103.2    35%   $112.1    35%
VAM................   $ 95.5    40.3%   $ 99.3   39.9%   $ 85.9    37%   $105.6    36%   $118.8    37%
Acetic
  Derivatives......   $ 67.2    28.4%   $ 68.9   27.7%   $ 67.7    29%   $ 85.3    29%   $ 88.9    28%
Sales..............   $236.7   100.0%   $249.0    100%   $233.7   100%   $294.1   100%   $319.8   100%

The revenues of the Acetyls Business are primarily a function of (i) the volume of product produced by the Company or produced for the Company under toll manufacturing arrangements and (ii) the prices for such products. The following table provides an overview of the Acetyls Business production volumes, capacity utilization rates and sales volumes:

                                                         YEAR ENDED DECEMBER 31,
                                               --------------------------------------------
                                               2000      2001      2002      2003      2004
                                               ----      ----      ----      ----      ----
Acetic acid
  Capacity..................................    400       400       400       400       400
  Total produced (a)........................    360       386       377       385       400
  Capacity utilization......................     90%       96%       94%       96%      100%
  Captive use (b)...........................    171       171       162       162       166
VAM
  Capacity..................................    150       150       150       150       150
  Total produced (a)........................    130       143       139       134       136
  Capacity utilization......................     87%       95%       93%       89%       91%
  Captive use (b)...........................     31        31        34        37        37
  Tolled (c)................................     42        39        37        42        39
Polyvinyl alcohol
  Capacity..................................     18        20        20        20        20
  Total produced (a)........................     18        17        18        19        19
  Capacity utilization......................     98%       86%       92%       95%       95%
Sales volumes (in thousands of tonnes) (d)
  Acetic acid...............................    205       212       231       236       248
  VAM.......................................    140       146       149       143       140
  Acetic Derivatives........................     92        89        95       100        97

(a) Based on acetic acid capacity of 400,000 tonnes and VAM capacity of 150,000 tonnes calculated to give effect to the average number of days for scheduled shutdowns over a six-year period. Production, and thus capacity utilization was affected by a scheduled major shutdown in November 2000, and by scheduled small shutdowns November 2002 and November 2004. Force majeure was declared for 21 days in August September 2003 following an incident in the syngas storage tank.

(b) Represents the portion of acetic acid or VAM production used as a feedstock in downstream production of the Company's other products.

(c) VAM produced for Acetex in Spain and Taiwan pursuant to toll manufacturing arrangements with CISL and Dairen respectively.

(d) Includes sales from the Company's limited trading and selling of third party acetic acid products.

The Company's production volumes of acetic acid and VAM have been relatively stable and the Pardies Plant has historically operated at a high rate of capacity utilization. Prior to the November 2000 turnaround the Pardies Plant had a scheduled shutdown for regular maintenance and repairs every 18 months for a period of three weeks and a scheduled shutdown for major maintenance and equipment repairs every five years for a period of five weeks. Following this major turnaround, the Company now expects small turnarounds every two years beginning with the turnaround that took place in November 2002 and major turnarounds every six years starting in 2006.

Prices for Acetex' products are generally determined by the relative balance of global supply and the cost structure of the acetic acid industry, which is dependent on the costs of principal feedstocks and the manufacturing technology employed.

During 1998, acetic acid and VAM prices fell by approximately 23% from prices at the end of 1997 in response to weakened worldwide demand resulting from the Asian financial crises. Acetic acid and VAM prices continued to fall until the end of the first half of 1999. Thereafter, prices increased in response to strengthening demand in Asia and higher petroleum-related feedstock costs, particularly ethylene. By the end of 1999, contract prices in Europe returned to 1998 levels. Closure of high cost ethylene-based acetic acid plants in 1999 and 2000 and worldwide demand for VAM in excess of supply led to further price increases throughout 2000 and into the first quarter of 2001.

Lower methanol prices driven by lower U.S. natural gas prices led to small reductions in acetic acid prices in the second quarter of 2001. A significant slow-down in world economic activity in the second half of 2001 resulted in dramatic reductions in demand for acetic acid and VAM and lower prices. This economic slow-down continued into the first quarter of 2002 but starting in the second quarter of 2002 and continuing through the second quarter of 2003, demand improved, allowing prices for both acetic acid and VAM to increase throughout the period. During the second half of 2003, acetic acid prices in Europe decreased in response to declines in methanol and natural gas feedstock stocks. VAM prices followed a similar trend although somewhat accentuated. Furthermore competitor's VAM production difficulties resulted in a temporary shortage leading to higher prices.

During 2004 acetic acid prices weakened in February March and then increased continuously following a sustained demand in Europe and a strong pull from the Far East. In the second half of 2004 VAM and acetic acid reached prices increased as crude, natural gas and ethylene prices increased. A series of outages in European crackers put pressure on ethylene prices that participated in the VAM price increases.

The 500,000 tonne Celanese plant located in Singapore and the 535,000 tonne BP Amoco/Petronas plant located in Malaysia which came on stream in the second half of 2000 have been fully loaded and further expanded supported by the sustained Asian market growth. Concerning the coming three years, several capacity increases have been announced mainly in China, Taiwan and the Middle East. Dairen has just announced the construction of a second grass roots VAM unit of 300,000 tonnes, officially for end 2005, that would make it the world's second largest producer with 600,000 tonnes capacity.

COSTS

The Company's operating cost structure is primarily dependent on the prices of its principal feedstocks, methanol and natural gas and, to a lesser extent, transportation costs, plant overhead and other overhead expenses. Costs for methanol and natural gas, which are driven by market cycles and have historically been volatile, account for a high percentage of the Company's total production costs.

During 2000, the Company received its first shipments of methanol under a fixed price long-term supply contract. The annual commitments under the contract are for an amount which represents approximately 40-50% of the Company's methanol requirements. The Company also purchases methanol pursuant to contracts containing price formulas which are a blend of the published European contract and spot methanol prices.

The Company purchases all of its natural gas for Pardies from TEGAZ (ex Gaz du Sud Ouest) pursuant to a contract which adjusts prices quarterly and which ended December 31, 2003, and which has been extended to mid-2005. These contract prices, averaged over the period of a year, are generally comparable to the market prices set by Gaz de France. The composition of the natural gas will change from September 2005 onwards. The new composition and its effect on Pardies is now sufficiently well established to allow contract negotiations for beyond mid 2005 to go ahead.

The following table shows the Company's costs for methanol and natural gas for the periods presented:

                                2000      2001      2002      2003      2004
                               -----     -----     -----     -----     -----
Methanol (per tonne)           $ 144     $ 173     $ 145     $ 196     $ 188
Natural gas (per MMBTU)        $3.51     $4.20     $3.70     $4.84     $5.15

Transportation costs have been relatively stable as the Company owns or leases, pursuant to long-term leases, significantly all of its railcar needs and has low-cost contracts for most of its shipping needs. Other operating costs and general and administrative expenses have been relatively stable in 2002 and 2003, but increased in 2004 in part because of bad debts provisions made and in part because of the higher EUR/USD exchange rate.

YEAR ENDED DECEMBER 31, 2004 VERSUS YEAR ENDED DECEMBER 31, 2003

SALES

For the year ended December 31, 2004, compared to the year ended December 31, 2003, sales increased by 8.7% or $25.7 million to $319.8 million from $294.1 million. This increase resulted from an average increase in product selling price of 7.3% from 2003 to 2004 while sales volumes were 1.3% higher than in 2003. Sales volumes were affected by the unplanned shutdown of the Pardies facility in August, 2003 and by the scheduled 2 1/2 - week maintenance turnaround in November, 2004.

Industry newsletters indicate that pricing for the fourth quarter of 2004 measured in Euros compared to the fourth quarter of 2003 increased by approximately 13% for VAM and by 10% for acetic acid. As compared to the third quarter of 2004, prices in the fourth quarter of 2004 were reported to have increased by approximately 4% for VAM and 6% for acetic acid. Contract prices for the first quarter of 2005 have not been concluded but are probably increasing.

GROSS PROFIT

Gross profit for the year ended December 31, 2004, increased by 26% or $6.9 million to $33.4 million from $26.5 million. The increase in gross profit was primarily due to the higher sales revenues while the natural gas feedstock cost increase was partially offset by a decrease in the cost of methanol. Depreciation expense was higher by $2.8 million principally reflecting the increase in the value of the Euro against the U.S. dollar.

The European contract price for methanol, expressed in Euros, decreased by 5.7% from average 2003 to average 2004. The contract price for the first quarter of 2005 has remained at Euros 230 per tonne.

The cost of natural gas will continue to increase into the first quarter of 2005 in response to higher world crude oil prices.

OPERATING INCOME

Operating income for 2004 increased by $4.1 million to $20.1 million from $16.0 million due to the increase in gross profits described above. Selling, general and administrative expenses were $2.1 million higher due to bad debt provisions and the higher value of the Euro against the U.S. dollar.

YEAR ENDED DECEMBER 31, 2003 VERSUS YEAR ENDED DECEMBER 31, 2002

SALES

For the year ended December 31, 2003, compared to the year ended December 31, 2002, sales increased by 26% or $60.4 million to $294.1 million from $233.7 million. This increase resulted from an average increase in product selling price of 25% from 2002 to 2003 while sales volumes were 1% higher than in 2002. Sales volumes were affected by the scheduled 3-week maintenance turnaround in November and December, 2002, and the unplanned shutdown of the Pardies facility in August, 2003.

Industry newsletters indicate that pricing for the fourth quarter of 2003 measured in Euros compared to the fourth quarter of 2002 increased by approximately 2% for VAM and by 1% for acetic acid. As compared to the third quarter of 2003, prices in the fourth quarter of 2003 were reported to have increased by approximately 1.5% for VAM and to have decreased by 2.6% for acetic acid. Contract prices for the first quarter of 2004 decreased by 3.3% for acetic acid and increase by 3.5% for VAM.

GROSS PROFIT

Gross profit for the year ended December 31, 2003, increased by 16% or $3.7 million to $26.5 million from $22.8 million. The increase in gross profit was primarily due to higher sales revenues while feedstock costs were 30% higher. As well, depreciation expense was higher by $4.2 million reflecting the increase in the value of the Euro against the U.S. dollar.

The European contract price for methanol decreased by 9% from the fourth quarter of 2002 to the fourth quarter of 2003 to a level of Euros 190 per tonne. The contract price for the first quarter of 2004 will remain at Euros 190 per tonne.

The cost of natural gas will continue to increase into the first quarter of 2004 in response to higher world crude oil prices.

OPERATING INCOME

Operating income for 2003 increased by $5.0 million to $16.0 million from $11.0 million due to the increase in gross profit described above. Selling, general and administrative expenses were $1.8 million lower due to the separate reporting of corporate costs, offset by increases resulting from the higher value of the Euro against the U.S. dollar.

AT PLASTICS BUSINESS

OVERVIEW

AT Plastics' business consists of Specialty Polymers and Films. Specialty Polymers manufactures EVA copolymers, specialty low density compounds and homopolymers in a wide range of grades. Films manufactures single and multilayer specialty films.

REVENUES

The following table sets forth the US dollar amount of historical sales and the percentage of historical sales by product for AT Plastics for the years ended December 31, 2000 through December 31, 2004. AT Plastics' revenues are primarily a function of (i) the volume of product produced by AT Plastics and (ii) the prices for such products. Prices for AT Plastics' products are generally determined by the relative balance of supply and demand in its markets, the value provided to customers by AT Plastics' product quality, competitive forces, the general economy, the petrochemical cycle and the costs of principal feedstocks. Primary feedstock costs are generally linked to the market prices for natural gas.

                          2000       %     2001       %     2002       %     2003       %     2004       %
                        ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
Specialty Polymers..    $141.0    82.9   $131.5    82.9   $128.2    82.1   $134.8    82.6   $174.5    82.7
Films...............      29.2    17.1     27.1    17.1     28.1    17.9     28.4    17.4     36.5    17.3
                        ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
Net Sales...........    $170.2   100.0   $158.6   100.0   $156.3   100.0   $174.3   100.0   $211.0   100.0
                        ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
                        ------   -----   ------   -----   ------   -----   ------   -----   ------   -----

AT Plastics' production volumes have generally risen over the past five years as new production capacity was commissioned and new technologies implemented to increase throughput. From 1996 through 1999, AT Plastics invested in an expansion program that included a new large reactor for the Specialty Polymers business (the "5R Reactor") that complemented production of the four existing reactors. The 5R Reactor came on stream in 1999. These investments increased capacity by approximately 79% in the Specialty Polymers business. In addition, an expansion of the Films business increased capacity by approximately 30%. Technology is continually improved to further increased throughput and production efficiencies.

The following table provides an overview of AT Plastics' production volumes and sales volumes:

                                          2000     2001     2002     2003     2004
                                         -----    -----    -----    -----    -----
PRODUCTION VOLUMES
  Specialty Polymers..................   136.9    125.8    131.7    132.9    137.8
  Films...............................    13.3     12.0     13.3     13.3     15.0
SALES VOLUMES
  Specialty Polymers..................   133.1    126.1    131.6    132.2    145.1
  Films...............................    12.0     11.9     12.9     12.8     16.3

COSTS

AT Plastics' operating cost structure is primarily dependent on the costs of its raw materials, particularly ethylene, vinyl acetate and commodity resins, which are generally driven by changes in the price of natural gas. Costs for VAM, which are driven by market cycles and fluctuate with the cost of ethylene and supply demand, have historically been volatile and account for approximately 13% of AT Plastics' total production costs.

Ethylene is the major raw material for Specialty Polymers, representing approximately 54% of its cost of sales. In 1999 AT Plastics began purchasing ethylene directly under a long-term contract with Novacor Chemicals Ltd. (now NOVA Chemicals Corp.) that has ensured a long-term supply of ethylene for AT Plastics. This "cost of manufacture-related" contract is expected to continue to provide a favourable ethylene cost, as compared to the contract price of ethylene on the US Gulf Coast. A provision has been made for incremental ethylene supply to support increased volume for potential increased production in the future. Under this long-term contract, with the price based on several benchmark parameters, including the cost of natural gas and the price of US Gulf Coast ethylene, AT Plastics has enjoyed a cost advantage for its ethylene due to the "Alberta Advantage". The "Alberta Advantage" refers to the historically lower price of natural gas in Alberta, compared to the United States, due to differing supply and demand factors, extraction and gathering efficiencies and distribution costs.

Natural gas prices over the last ten years were relatively stable with small incremental adjustments for market and seasonal conditions. Very unusual circumstances in the fourth quarter of 2000 and in early 2001 caused an almost quadrupling of historical gas prices which resulted in a doubling of ethylene purchase costs for AT Plastics compared to 2000. Natural gas prices then declined solely through 2002 but spiked upward again through the first six months of 2003. Since that time gas prices along with all energy prices, have remained high by historical standards although not as volatile.

Because of the increase in volatility of natural gas pricing over the past two years, until recently it has been difficult for AT Plastics to pass the full cost increase through to its customers. Price increases were announced by industry participants in early 2001, but the duration of the cost spike allowed for only minor gains in selling prices involving certain market segments. To further help offset the increase in raw material costs, AT Plastics maintained strong cost control measures, including in January of 2003, overhead reductions. In addition, for the winter of 2001 to 2002, AT Plastics hedged its natural gas exposure using call options that protected it from a price increase, but allowed AT Plastics to fully benefit from the lower gas prices over the period. This program of purchasing call options on natural gas was continued through 2002 and early 2003, and has helped mitigate the effects of a natural gas price spike in the markets through the first half of 2003. Selling price increases began to take hold in the fourth quarter of 2004 supported by increased Asian demand causing a tightening in supply in the US. These increases made some progress towards offsetting the impact of higher energy costs, primarily the sustained high price of natural gas.

The Company acquired AT Plastics on August 5, 2003 and consolidated its results of operations in its consolidated financial statements from that date. The analysis which follows has been prepared on a pro forma basis as if the Company had acquired the Business on January 1, 2001.

YEAR ENDED DECEMBER 31, 2004 VERSUS YEAR ENDED DECEMBER 31, 2003

SALES

For the twelve months ended December 31, 2004, compared to the twelve months ended December 31, 2003, sales increased by 21.0% or $36.6 million to $210.9 million from $174.3 million. Specialty volume continued to improve with an increase of 20.2 million pounds or 12.8% versus last year. Overall Polymers volumes strengthened by 28.2 million pounds or 9.7% compared to the same period last year, on 10.3% higher average selling prices. Films volumes were up 27.8% on 8.1% lower average selling prices.

GROSS PROFIT

Gross profit for the twelve months ended December 31, 2004, compared to the twelve months ended December 31, 2003 decreased by 4.1% or $1.2 million to $27.1 million from $28.3 million. This decrease occurred in a harsh environment, with raw material costs increasing compared to last year, principally driven by a 22% increase in ethylene prices and 17% increase in vinyl acetate prices. Gross profit was negatively impacted by the strength of the Canadian dollar, as more fully discussed below.

OPERATING EARNINGS

The progress in both mix improvement and unit pricing underpins the increase in operating earnings for the three months ended December 31, 2004 of $0.5 million or 17.1% to $3.7 million from $3.2 million. This improvement was insufficient to offset the full year cost increase and foreign exchange movements as operating earnings for the twelve months ended December 31, 2004, decreased by $2.8 million or 16.4% to $14.3 million from $17.1 million.

The rapid appreciation in the Canadian dollar versus its US counterpart had an unfavourable effect on gross profit and operating earnings during the quarter, reducing the positive results from mix and overall pricing. The Company is negatively affected by a rising Canadian dollar as it has Canadian dollar denominated costs, principally at its Edmonton, Alberta facilities, while the bulk of its sales revenue is denominated to US$.

YEAR ENDED DECEMBER 31, 2003 VERSUS YEAR ENDED DECEMBER 31, 2002

SALES

For the twelve months ended December 31, 2003, compared to the twelve months ended December 31, 2002, sales increased by 11.6% or $18.0 million to $174.3 million from $156.3 million. Specialty mix for the Specialty Polymers improved 2.3% by volume over the same period last year as target account improvements were offset by generally weak US economic performance, and as the Company participated in more opportunistic commodity business in the first half of the year. Films pricing increased 13% on similar volumes to last year.

GROSS PROFIT

Gross profit for the twelve months ended December 31, 2003, increased by 3.4% or $0.9 million to $28.3 million from $27.4 million in the comparable period of 2002. Over the same period, US natural gas prices increased by 64% negatively impacting gross profit, however, this was more than offset by the increased sales volume for the Specialty Polymers and increased pricing in both businesses.

OPERATING EARNINGS

Operating earnings for the twelve months ended December 31, 2003 increased by $1.4 million or 8.6% to $17.1 million from $15.7 million in the prior year, primarily due to increased sales volume, increased pricing and a Company reorganization to manage cost and improve profitability. However, these improvements were somewhat offset by increases in US natural gas prices and continued appreciation of the Canadian dollar versus the US (up 11% year over year).

FOURTH QUARTER

In the Acetyls Business, for the three months ended December 31, 2004, compared to the three months ended December 31, 2003, sales increased by 12% or $8.7 million to $83.1 million from $74.4 million. This increase resulted primarily from an increase in average selling prices of 19% more than offsetting a decrease in sales volumes of 6% from 2003 to 2004. The lower sales volumes in 2004 resulted from the planned three week maintenance turnaround at the Pardies facility. Industry newsletters indicate that pricing for the fourth quarter of 2004 measured in Euros compared to the third quarter of 2004 increased by approximately 4% for VAM and increased by 6% for acetic acid.

The Acetyls Business gross profit for the fourth quarter of 2004 compared to the fourth quarter of 2003 decreased by 13% or $1.1 million to $7.3 million from $8.4 million. The decrease in gross profit was primarily due to lower sales volumes and a bad debt provision. Acetyl's operating earnings for the three months ended December 31, 2004, decreased by $2.3 million to $3.0 million from $5.3 million primarily due to the turnaround and associated lower sales volumes.

In the Specialty Polymers and Films Business, for the three months ended December 31, 2004, compared to the three months ended December 31, 2003, sales increased by 31% or $12.6 million to $52.6 million from $40.0 million. Specialty volumes increased by 4.8 million pounds or 12% versus 2003 demonstrating the continued success of our targeted marketing program. Overall, Polymers volumes strengthened by 4.1 million pounds or 6% compared to the same period last year, on 20% higher average selling prices. Films volumes were up 17%, on 3% higher average selling prices.

The Specialty Polymers and Films Business gross profit for the three months ended December 31, 2004, compared to the three months ended December 31, 2003 increased by 24% or $1.4 million to $7.1 million from $5.7 million. The profit improvement was from improved product mix, and unit price increases that allowed a partial re-establishment of more acceptable margin levels. The progress in both mix improvement and unit pricing underpins the increase in operating earnings for the three months ended December 31, 2004 of $0.5 million or 17% to $3.7 million from $3.2 million. The rapid appreciation in the Canadian dollar versus its US counterpart had an unfavorable effect on gross profit and operating earnings during the quarter, reducing the positive results from mix and overall pricing. The Company is negatively affected by a rising Canadian dollar as it has Canadian dollar denominated costs, principally at its Edmonton, Alberta facilities, while the bulk of its sales revenue is denominated in US$.

ACETEX CORPORATION CONSOLIDATED

LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations through cash flow from operations and through different types of debt financing.

Cash flows from operating activities for the year ended December 31, 2004 were $24.8 million and were $11.4 million in 2003 and $ 5.2 million in 2002(all figures prior to working capital changes).

Net cash used in investing activities for the year ended December 31, 2004 was $
21.5 million and was $16.3 million in 2003 and $13.1 million in 2002. The increase in 2004 versus 2003 related to a turnaround at the Acetyls Business Pardies site ($5.2 million), an investment in information technology upgrade in the Acetyls Business ($1.2 million) and additional investment in the previously announced project in Saudi Arabia ($4.0 million). The increase in 2003 versus 2002 primarily related to $9.1 million of cash applied to the acquisition of AT Plastics.

Net cash used in financing activities for the year ended December 31, 2004 was $
6.5 million and was $12.4 million in 2003 and $1.3 million in 2002. The decrease from 2003 to 2004 relates to the absence of financing costs in 2004, as $3.4 million was incurred in 2003 related to the refinancing of the long term debt. The increase in 2003 resulted from the repayment of long-term debts of AT Plastics offset by the net proceeds from the August 5, 2003 bond issuance described below.

These changes resulted in a cash position at December 31, 2004 of $62.8 million and $53.9 million as of December 31, 2003 and $61.9 million as of December 31, 2002.

As of December 31, 2004 we had outstanding $265.0 million of senior unsecured notes. The notes have an eight-year term beginning August 1, 2001 and carry a fixed interest rate of 10.875%. During 2001 the Company refinanced its $180 million 9.75% senior secured bonds due October 1, 2003 with the new issue of $190 million. The new bonds, which were issued at par, provide for semi-annual interest payments starting February 1, 2002. The notes are redeemable at the Company's option at any time after August 1, 2005 at specified redemption prices plus accrued interest.

To fund part of the AT Plastics Acquisition, on August 5, 2003 the Company issued an additional $75.0 million of 10.875 senior unsecured bonds due August 1, 2009. The bonds were issued at a price of 109.50 plus accrued interest from August 1, 2003 and provide for semi-annual interest payments starting February 1, 2004. The costs incurred in the refinancing of approximately $3.4 million are amortized as a charge to interest expense over the period that the bonds are outstanding. The premium on issuance of $7.125 million which has been recorded as a reduction to deferred financing costs is amortized as a credit to interest expense over the period that the bonds are outstanding.

The Company's Specialty Polymers and Films Business has a C$70.0 million committed revolving credit facility, which may be drawn in either Canadian or United States dollars. The amount undrawn under this facility on December 31, 2004 was US$14,274,000. This facility bears interest at Canadian bank prime plus 1.125% per annum on Canadian dollar advances, U.S. base rate plus 1.125% per annum on U.S. dollar advances and bankers' acceptance rate plus 2.875% per annum on bankers' acceptances issued. This facility is secured by a first charge on accounts receivable, inventory and fixed and other assets of the business and is due January 10, 2007.

We believe cash reserves on hand, cash flow from operations and amounts available under the CIT Revolving Credit facilities will be sufficient to fund our capital requirements, debt service and working capital requirements for the foreseeable future.

While we remain alert for potentially accretive and strategic acquisitions our short-term focus will be on integration of the acquisition. We will consider strategic acquisitions that would be likely to enhance our range of products, complement our core markets, provide distribution and sales and marketing efficiencies or provide opportunities for technology gains or further operating efficiency gains.

CONTRACTUAL OBLIGATIONS

We have commercial commitments which include operating leases for office space, railcars, and equipment, as well as unconditional purchase obligations related to feedstocks and energy. Prices typically are market based or cost plus based. Obligations shown below have been calculated using current pricing and outstanding amounts as of December 31, 2004.

                                  PAYMENTS DUE BY PERIOD (IN $ U.S. MILLIONS)
                         -------------------------------------------------------------
CONTRACTUAL
OBLIGATIONS              TOTAL      2005      2006-2007      2008-2009      THEREAFTER
-----------              -----      ----      ---------      ---------      ----------
LONG TERM DEBT           286.4       0.0           21.4          265.0             0.0

OPERATING LEASES          19.0       5.7            5.9            3.6             3.8

PURCHASE COMMITMENTS     455.2      66.9          123.2          104.0           161.1

TOTAL CONTRACTUAL
OBLIGATIONS              760.6      72.6          150.5          372.6           164.9

On April 19, 2004 Acetex announced that it had finalized definitive joint venture agreements with National Petrochemical Industrialization Company (TASNEE Petrochemicals) regarding the construction of acetic acid, vinyl acetate monomer
(VAM) and methanol projects. The projects will be located at the petrochemical complex site of TASNEE Petrochemicals (an affiliate of National Industrialization Company) in Jubail Industrial City, Saudi Arabia. Saudi Aramco has allocated the required amount of natural gas for this industrial complex. The front end engineering design for the methanol; and acetic acid project are almost complete and invitations to bid are to be sent out shortly. It is anticipated that construction will commence in about one year's time. To date Acetex has spent approximately $4.7 million on these projects.

CAPITAL EXPENDITURES

Capital expenditures for the year ended December 31, 2004 totalled 17.5 million. Annual plant maintenance capital expenditures were $4.9 million for the Specialty Polymers and Films Businesses. Total expenditures for Acetyls were $12.6 million, of which $5.2 million related to the Pardies three week turnaround, $1.2 million supported the Information Technology upgrade and $6.2 million was for maintenance-level capital at the four European sites.

Capital expenditures for the year ended December 31, 2003 totalled $7.0 million consisting of $3.0 million of annual maintenance level capital expenditures for the Acetyls business, $2.0 million of maintenance level capital expenditures for the Specialty Polymers and Films Business after the Acquisition, environmental upgrades of $1.0 million and information technology upgrades of $1.0 million.

Capital expenditures during the year ended December 31, 2002 totalled $12.9 million including $4.6 million for the acquisition of the polyvinyl acetate assets of Rhodia at Roussillon, France, $3.0 million for costs associated with the planned turnaround at Pardies in November and December 2002 and additional investments at Roussillon of $1.0 million. The balance of $4.3 million represented maintenance-level capital expenditures.

Annual maintenance level capital expenditures are expected to approximate $3.5 million for the Acetyls Business and $5.0 million to $6.0 million for the Specialty Polymers and Films Business.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs in connection with any outstanding or future liabilities. The Company may also pursue selective expansion opportunities including the acquisition of other companies.

PROPOSED TRANSACTION

On October 27, 2004 the Company entered into an Arrangement Agreement with Celanese Corporation (formerly known as Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.) pursuant to which Agreement HNA Acquisition Inc. the assignee of the Agreement and an indirect wholly owned subsidiary of Celanese Corporation will, subject to regulatory approvals and all other conditions to closing, acquire all of the issued and outstanding common shares, warrants to acquire common shares and options to acquire common shares of Acetex. The Arrangement Agreement has been approved by special resolution of the holders of Acetex common shares, warrants and options and the Court of Queens Bench of Alberta but must still receive regulatory approval under the European Council Merger Regulation. The European Commission announced March 11, 2005 that it has opened an in depth investigation of the proposed acquisition and has stated that it has four months to make a final decision. Unless all conditions to closing (including regulatory approvals) have been completed by or waived prior to August 31, 2005, or such other date as the parties may agree upon, either Acetex or the buyer may rescind and terminate the Arrangement Agreement by written notice. Further information on the transaction may be found in Acetex's Information Circular dated December 10, 2004 which has been filed on SEDAR.

CHANGES IN ACCOUNTING POLICIES

During 2004, the Company retroactively restated its consolidated statements of operations to present freight and handling costs in cost of sales. Previously, the amounts recovered had been offset against revenues. This change in classification had no impact on operating earnings and net earnings (loss).

Also during 2004, the Company retroactively restated its consolidated statements of operations to classify foreign exchange impacts on working capital as foreign exchange losses/gains. Previously the amounts were recorded within operating earnings. This reclassification has no impact on net earnings (loss).


CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated balance sheet, and the reported amounts of revenues and expenses during the reporting period. We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. See Note 1 to our annual consolidated financial statements for a more comprehensive discussion of our significant accounting policies.

RECOVERABILITY OF PROPERTY, PLANT AND EQUIPMENT

Our business is capital intensive and requires significant investments in property, plant and equipment. The recoverability of property, plant and equipment is measured by comparing the net book value of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated useful life. In cases where the undiscounted expected future cash flows from an asset are less than the net book value of the asset, a write-down is recognized equal to the excess of the carrying value over the fair value of the specific asset.

A prolonged economic downturn impacting demand for our products, or an increase in supply, could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events, which are substantially outside of our control, would impact our estimates of future net cash flows to be generated by our production facilities. Consequently, it is possible that our future operating results could be materially and adversely affected by impairment charges related to the recoverability of our property, plant and equipment.

FUTURE INCOME TAXES

Future income tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance on future tax assets, when appropriate, to reflect the uncertainty of realization of future tax benefits. In determining the appropriate valuation allowance, certain judgements are made relating to the level of expected future taxable income and to available tax planning strategies and their impact on the utilization of existing loss carry forwards and other income tax deductions. In making this analysis, we consider historical profitability and volatility to assess whether we believe it to be more likely than not that the existing loss carry forwards and other income tax deductions will be utilized to offset future taxable income otherwise calculated. Management routinely reviews these judgments. On December 31, 2004, we concluded that sufficient uncertainty existed about the extent and timing of our ability to utilize our loss carry forwards and other available income tax deductions during the statutory carry forward periods in Canada, France and Spain, the principal countries where such deductions exist or are created. Therefore, we provided a valuation allowance against our net future tax asset. Changes in profitability in the future will impact future decisions about the realizability of these available tax assets.

OUTSTANDING SHARES, WARRANTS AND OPTIONS

As at December 31, 2004 34,351,819 Acetex common shares , were issued and outstanding as well as 706,760 warrants to acquire Acetex common shares at a price of C$6.10 and 141,352 warrants to acquire Acetex common shares at a price of C$4.32. Acetex also had outstanding 3,214,566 employee options to acquire Acetex common shares at an average exercise price of C$6.95.

ADDITIONAL INFORMATION

Additional financial information is contained in Acetex' comparative financial statements for the years ended December 31, 2004 and 2003. This information may be obtained on SEDAR and the Company's web site at www.acetex.com.